

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via E-mail
Carl S. Rubin
The Michaels Companies, Inc.
Chief Executive Officer
8000 Bent Branch Drive
Irving, Texas 75063

> **Re:** **The Michaels Companies, Inc.**
> **Amendments No. 4 and 5 to Registration Statement on Form S-1**
> **Filed June 16 and 19, 2014**
> **File No. 333-193000**

Dear Mr. Rubin:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 38

1. Your disclosure indicates that net tangible book deficit per share after the refinancing and this offering includes the sale of 28 million shares. However, the reconciliation you provided in your response to comment 1 in our letter dated June 16, 2014 does not appear to reflect these shares, but rather only includes the 175 million shares outstanding prior to the offering when arriving at the net tangible book deficit per share of $14.11. Please reconcile this discrepancy for us and revise your filing as necessary.

2. We note your pro forma net tangible book deficit per share as of May 3, 2014 in your latest amendment is based on the actual net tangible book deficit and gives effect to both the refinancing of the Senior Notes due 2018 and the offering. Please revise your filing to separately present the change attributable to the refinancing from the change attributable to the offering. Alternatively, please clearly explain why disaggregating the

information related to this dilutive impact is not more useful to potential investors. We refer you to Item 506(b) of Regulation S-K.

Principal and selling stockholders, page 136

3. We respect to the holdings of Messrs. El Gabbani and Wallace you reference footnote 5 which concerns The Blackstone Group LP. In footnote 5 you do not disclose their relationship to The Blackstone Group. Please revise your disclosure so that a reader can understand the relationship of Messrs. El Gabbani and Wallace's to The Blackstone Group. In addition, if you do not intend to include The Blackstone Group's holdings as part of the holdings of Messrs. El Gabbani and Wallace, please tell us why that is appropriate and revise your disclosure to clarify this point. Refer to Item 403 of Regulation S-K.

Please contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director